1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

December 27, 2013

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Foor:

This letter responds to the comments provided to me on our December 16, 2013 telephone conference, with respect to your review of Post-Effective Amendment No. 369 (“PEA No. 369”) to the Trust’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 25, 2013. PEA No. 369 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of changing the Goldman Sachs Small/Mid Cap Growth Fund’s non-fundamental 80% investment policy, which could be construed as material. We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectus.

1.	Comment: Please confirm that any fee waiver and/or expense limitation arrangement described in the footnote to a Fund’s “Annual fund operating expenses” table will remain in effect for at least one year from the date of the Prospectus.

Response: Each Fund hereby confirms that any fee waiver and/or expense limitation arrangement described in the footnote to the Fund’s “Annual fund operating expenses” table will remain in place for at least one year from the date of the Prospectus.

2.	Comment: In the “Shareholder Guide – How To Buy Fund Shares – How Are Shares Priced” section of the Prospectus, please confirm whether the criteria referenced in the second paragraph (i.e., if the price provided does not meet the established criteria for a Fund, the Fund will price that security at the most recent closing price on its principal exchange) was approved by the Board of Trustees of the Funds.

December 27, 2013 Page 2

Response: The Funds hereby confirm that the criteria referenced in the second paragraph are set forth in the valuation procedures adopted by the Board of Trustees of the Funds.

3.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew Murphy, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Goldman Sachs Letterhead

Exhibit A

December 27, 2013

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Foor:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.